SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-31447
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CenterPoint Energy Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CenterPoint Energy, Inc.

1111 Louisiana Street
Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN
Consent of Independent Registered Public Accounting Firm (Exhibit 23)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the CenterPoint Energy Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 13, 2011

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments, at fair value (see Note 3)	$1,479,195,163	$1,310,695,502

Receivables:
Notes receivable from participants	39,484,978	35,664,467
Dividends and interest	446,885	378,636
Employer contributions	8,882	664,151
Participant contributions	6,484	1,283,017
Pending investment transactions	—	55,002

Total receivables	39,947,229	38,045,273

Total Assets	1,519,142,392	1,348,740,775

LIABILITIES
Pending investment transactions	83,709	53,811
Other	440,669	323,020

Total Liabilities	524,378	376,831

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,518,618,014	1,348,363,944

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,408,655)	4,529,567

NET ASSETS AVAILABLE FOR BENEFITS	$1,517,209,359	$1,352,893,511

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Investment Income:
Net appreciation in fair value of investments (see Note 4)	$117,149,707
Dividends and interest	34,505,908
Interest on notes receivable from participants	1,985,883

Total Investment Income	153,641,498

Contributions:
Participant contributions	47,031,116
Employer contributions	32,786,877
Rollover contributions	1,364,507

Total Contributions	81,182,500

Expenses:
Benefit payments	67,433,825
Administrative expenses	3,074,325

Total Expenses	70,508,150

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	164,315,848

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,352,893,511

END OF YEAR	$1,517,209,359

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.
(a)	General
The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.
Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no United States sourced income (Participants).
(b)	Contributions
Participants may contribute, on a pre-tax and after-tax basis, up to 50% and 16% of eligible compensation, respectively, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,500 for 2010); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.
All new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll-period basis. The contribution percentage is increased by an increment of one percent on April 1 in each of the following years until it reaches six percent of compensation on a payroll-period basis.
A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.
Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan will be invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first six percent of eligible compensation.
Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in the Company Common Stock Fund either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.
Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(c)	Investment Options
The Plan offers the following investment funds (Funds):
•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2055 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2005 Fund
Upon enrollment in the Plan, Participants may direct contributions, in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.
(d)	Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.
(e)	Vesting and Forfeitures
Participants are immediately fully vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.
(f)	Notes Receivable From Participants
A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The loans are to be secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants.
(g)	Payment of Benefits
Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect an in-kind distribution of those funds.
Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $1,000.
A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service withdraws matched after-tax contributions will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and any associated earnings.
(h)	Administration
The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Aon Hewitt is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds.
(i)	Termination of the Plan
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.
2.	Summary of Accounting Policies
(a)	Use of Estimates and Basis of Accounting
The preparation of financial statements under the accrual basis of accounting in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
(b)	Adoption of Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-6, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-6), which requires entities to make disclosures about recurring and nonrecurring fair value measurements. In accordance with ASU 2010-6, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. ASU 2010-6 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). The disclosures in ASU 2010-6 are effective for interim and annual reporting periods beginning after December 15, 2009, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. These additional disclosures were adopted in 2010.
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as notes receivable from participants that are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. As a result of the Plan’s adoption of this update in 2010, prior year participant loans, as presented in the Statements of Net Assets Available for Benefits and notes to the financial statements, have been reclassified for conformity with the current year presentation. The adoption of FASB ASU No. 2010-25 did not have any effect on the changes in net assets or the financial position of the Plan.
(c)	Investment Valuation and Income Recognition
The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attributed for that portion of the net assets available for benefits, because it represents the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
(d)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from participants is recorded when it is earned.
(e)	Payment of Benefits
Benefits are recorded when paid.
(f)	Plan Expenses
Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses. These expenses are reported on Schedule C of Form 5500 as indirect compensation.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
3.	Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:
Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2	Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.
Following is a description of the valuation methodologies used for assets measured at fair value:
• Common stocks: valued at the closing price reported on the active market in which the individual securities are traded.
• Mutual funds: valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.
• Common or collective trust funds: valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value.
• Guaranteed investment contract: valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Target Date Retirement Funds	$182,868,835	$—	$—	$182,868,835
Fixed Income Fund	150,799,251	—	—	150,799,251
Large Company Growth Fund	51,685,677	—	—	51,685,677
Large Company Value Fund	46,451,896	—	—	46,451,896
International Equity Fund	35,710,679	—	—	35,710,679
Balanced Fund	23,961,569	—	—	23,961,569

Total mutual funds	491,477,907	—		491,477,907

Common or collective trust funds
Stable Value Fund	—	222,001,957	—	222,001,957
S&P 500 Index Fund	—	137,651,137	—	137,651,137
Fixed Income Fund	—	48,791,630	—	48,791,630
Balanced Fund	—	58,310,766	—	58,310,766
Large Company Growth Fund	—	45,282,289	—	45,282,289
International Equity Fund	—	42,722,112	—	42,722,112
Large Company Value Fund	—	41,048,650	—	41,048,650
Small Company Fund	—	21,990,073	—	21,990,073
Short-Term Investment Fund	—	8,826,773	—	8,826,773

Total common or collective trust funds	—	626,625,387	—	626,625,387

Common stocks
Company Common Stock Fund	330,318,213	—	—	330,318,213
Small Company Fund	18,019,258	—	—	18,019,258

Total common stocks	348,337,471	—	—	348,337,471

Others
Stable Value Fund (1)	—	—	12,754,398	12,754,398

Total others	—	—	12,754,398	12,754,398

Total assets at fair value	$839,815,378	$626,625,387	$12,754,398	$1,479,195,163

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Target Date Retirement Funds	$144,803,900	$—	$—	$144,803,900
Fixed Income Fund	124,020,648	—	—	124,020,648
International Equity Fund	52,325,732	—	—	52,325,732
U.S. Equity — Large Cap Fund	41,017,291	—	—	41,017,291
Balanced Fund	27,674,554	—	—	27,674,554

Total mutual funds	389,842,125			389,842,125

Common or collective trust funds
U.S. Equity — Large Cap Fund	—	239,238,429	—	239,238,429
Stable Value Fund	—	196,346,120	—	196,346,120
Balanced Fund	—	45,686,934	—	45,686,934
Fixed Income Fund	—	43,508,234	—	43,508,234
Short-Term Investment Fund	—	25,580,510	—	25,580,510
International Equity Fund	—	20,653,437	—	20,653,437
U.S. Equity — Small Cap Fund	—	15,861,238	—	15,861,238

Total common or collective trust funds	—	586,874,902	—	586,874,902

Common stocks
Company Common Stock Fund	309,359,526	—	—	309,359,526
U.S. Equity — Small Cap	13,672,509	—	—	13,672,509
International Equity	271,577	—	—	271,577

Total common stocks	323,303,612	—	—	323,303,612

Others (1)
Guaranteed investment contracts (2)	—	—	10,674,863	10,674,863

Total others	—	—	10,674,863	10,674,863

Total assets at fair value	$713,145,737	$586,874,902	$10,674,863	$1,310,695,502

(1)	Participant loans, previously listed under this category, have been reclassified to Notes Receivable From Participants in the Statements of Net Assets Available for Benefits in accordance with FASB ASU No. 2010-25 (refer to Note 2 for further discussion).

(2)	Investments held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

	Level 3 Assets
	Year Ended December 31, 2010
	Guaranteed
	Investment
	Contract	Total
Balance, beginning of year	$10,674,863	$10,674,863
Purchases, sales, issuances, and settlements (net)	2,079,535	2,079,535

Balance, end of year	$12,754,398	$12,754,398

4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2010	2009
Company Common Stock, 21,012,609 and 21,320,436 shares, respectively	$330,318,213	$309,359,526

BlackRock Equity Index Fund, 8,499,612 and 8,375,870 shares, respectively	171,607,159	146,745,246

Dwight Target 2 Fund, 7,091,940 and 6,531,619 shares, respectively	129,138,374	114,764,248

PIMCO Total Return Fund, 11,455,220 and 9,131,004 shares, respectively	124,289,139	98,614,843
As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.
During 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common or collective trust funds	$44,174,122
Mutual funds	43,747,441
Common stocks	29,228,144

Total investment appreciation	$117,149,707

Stable Value Fund
The Stable Value Fund (Stable Fund) has investments in synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Stable Fund. The assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by the Stable Fund’s trustee or a third party custodian. The contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates. The issuer guarantees that all

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rates for Synthetic GICs are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio value, current yield to maturity, duration and market value relative to the Synthetic GICs book value.

During 2010 and 2009, the average yields for the Stable Fund were as follows:

	2010	2009
Based on actual earnings	2.14%	3.57%
Based on the interest rate credited to Participants	2.15%	2.65%
Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts provide Participant initiated withdrawals to be paid at contract value. Such contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

Contracts associated with Synthetic GICs are evergreen agreements with termination provisions. Accordingly, such agreements permit the Plan’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Contracts that permit the issuer to terminate at market value generally provide portfolio guidelines and transition provisions intended to result in the contract value equaling the market value of the portfolio by such termination date. Non-adherence to the guidelines and provisions may result in the settlement of the contract at market value; however, the Plan Administrator does not believe the occurrence of these circumstances is probable.

5.	Risks and Uncertainties

The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

6.	Tax Status

The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
7.	Related Party Transactions

During 2010, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company common stock	$78,596,594
	Northern Trust collective short-term investment fund	344,468,799

Sales	Company common stock	$82,325,893
	Northern Trust collective short-term investment fund	338,955,434
8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2010	2009
Net Assets Available for Benefits per the financial statements	$1,517,209,359	$1,352,893,511
Adjustment from contract value to fair value for fully benefit-responsive contracts	1,408,655	(4,529,567)

Net Assets Available for Benefits per Form 5500	$1,518,618,014	$1,348,363,944

The following is a reconciliation of the Increase in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in Net Assets Available for Benefits per the financial statements	$164,315,848
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	4,529,567
Adjustment from contract value to fair value for fully benefit-responsive contracts	1,408,655

Increase in Net Assets Available for Benefits per Form 5500	$170,254,070

9.	Subsequent Events

The Plan has been amended effective January 1, 2011 to allow participants to take a safe harbor hardship withdrawal, as defined in the IRC, of their pre-tax contributions. Participant will be subject to a mandatory six-month suspension on making any pre-tax and after-tax contributions from the withdrawal date.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$171,607,159
	BLACKROCK	MSCI ACWI EX US INDEX FUND	7,215,850
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	45,282,289
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	41,048,650
	BLACKROCK	RUSSELL 2000 INDEX FUND	21,563,078
	DWIGHT ASSET MANAGEMENT	CORE INTER FUND	42,305,402
	DWIGHT ASSET MANAGEMENT	TARGET 2 FUND	129,138,374
	DWIGHT ASSET MANAGEMENT	TARGET 5 FUND	35,450,523
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND INDEX FUND	48,791,630
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	21,172,271
	SEI	STABLE AST FUND CLASS F	3,189,156
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL EQUITY FUND	47,116,200
	WELLINGTON CAPITAL	SMALL CAP OPPORTUNITIES PORTFOLIO	12,744,805

	SUBTOTAL		$626,625,387

	COMMON STOCK
	ABOVENET INC	COMMON STOCK	$56,122
	ACADIA RLTY TRUST	COMMON STOCK	74,237
	ACORDA THERAPEUTICS INC	COMMON STOCK	20,990
	ACTUANT CORP	COMMON STOCK	70,011
	AECOM TECHNOLOGY CORP DELAWARE	COMMON STOCK	72,722
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	117,080
	AIRCASTLE LIMITED	COMMON STOCK	129,057
	ALASKA AIR GROUP INC	COMMON STOCK	103,743
	ALBANY INTL CORP	COMMON STOCK	163,461
	ALBERTO-CULVER CO	COMMON STOCK	111,490
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	86,994
	ALLIED NEV GOLD CORP	COMMON STOCK	55,777
	ALPHA NAT RES INC	COMMON STOCK	113,156
	AMER GREETINGS CORP	COMMON STOCK	45,871
	AMERICAN WTR WKS CO INC	COMMON STOCK	65,754
	AMERIGROUP CORP	COMMON STOCK	120,341
	AMERON INTL CORP	COMMON STOCK	23,675
	AMETEK INC	COMMON STOCK	79,481
	ANWORTH MTG AST CORP	COMMON STOCK	68,600
	ARIBA INC	COMMON STOCK	81,745
	ARUBA NETWORKS INC	COMMON STOCK	45,518
	ARVINMERITOR INC	COMMON STOCK	189,400
	ARVINMERITOR INC	COMMON STOCK	76,950
	ASHLAND INC	COMMON STOCK	87,988

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	ATHEROSMUNICATIONS INC	COMMON STOCK	83,334
	ATLAS AIR WORLDWIDE HLDGS INC	COMMON STOCK	112,218
	AVISTA CORP	COMMON STOCK	95,710
	B & G FOODS INC	COMMON STOCK	129,337
	BANK OF THE OZARKS INC	COMMON STOCK	86,700
	BERRY PETE CO	COMMON STOCK	138,529
	BIOMED RLTY TR INC	COMMON STOCK	96,980
	BOSTON PRIVATE FINL HLDGS INC	COMMON STOCK	84,691
	BRANDYWINE RLTY TR	COMMON STOCK	39,494
	BRIGHAM EXPL CO	COMMON STOCK	98,609
	BROWN & BROWN INC	COMMON STOCK	83,790
	BRUKER CORP	COMMON STOCK	57,768
	CABOT CORP	COMMON STOCK	90,736
	CARDTRONICS INC	COMMON STOCK	173,460
	CAVIUM NETWORKS INC	COMMON STOCK	112,663
	CB RICHARD ELLIS GROUP INC	COMMON STOCK	73,933
*	CENTERPOINT ENERGY INC	COMMON STOCK	330,318,213
	CEPHEID INC	COMMON STOCK	47,775
	CIENA CORP	COMMON STOCK	36,627
	CIMAREX ENERGY CO	COMMON STOCK	64,627
	CLECO CORP	COMMON STOCK	109,198
	CNO FINL GROUP INC	COMMON STOCK	122,515
	COEUR D ALENE MINES CORP	COMMON STOCK	126,765
	COHERENT INC	COMMON STOCK	111,947
	COMPLETE PRODTN SVCS INC	COMMON STOCK	117,904
	COMPUWARE CORP	COMMON STOCK	131,171
	CORE LAB	COMMON STOCK — ADR	108,641
	COVANTA HLDG CORP	COMMON STOCK	54,149
	CROCS INC	COMMON STOCK	37,835
	CROWN HLDGS INC	COMMON STOCK	123,840
	DECKERS OUTDOOR CORP	COMMON STOCK	57,413
	DIAMONDROCK HOSPITALITY CO	COMMON STOCK	146,880
	DIGITAL RLTY TR INC	COMMON STOCK	70,094
	DINEEQUITY INC	COMMON STOCK	64,194
	EARTHLINK INC	COMMON STOCK	88,236
	EAST WEST BANCORP INC	COMMON STOCK	45,747
	EATON VANCE CORP	COMMON STOCK	79,807
	EMERGENCY MED SVCS CORP	COMMON STOCK	47,165
	ENERGEN CORP	COMMON STOCK	71,907
	ENERGY XXI	COMMON STOCK	73,049
	ENERNOC INC	COMMON STOCK	61,210
	ENTEGRIS INC	COMMON STOCK	69,097

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	EQUIFAX INC	COMMON STOCK	104,308
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	135,808
	EVERCORE PARTNERS INC	COMMON STOCK	150,620
	FERRO CORP	COMMON STOCK	117,706
	FINISH LINE INC	COMMON STOCK	123,424
	FIRST REP BK SAN FRANCISCO CALIF	COMMON STOCK	60,861
	FOSTER WHEELER LTD	COMMON STOCK	113,571
	GATX CORP	COMMON STOCK	92,434
	GAYLORD ENTMT CO	COMMON STOCK	62,895
	GENESEE & WYO INC	COMMON STOCK	203,857
	GLOBE SPECIALTY METALS INC	COMMON STOCK	170,387
	GOVERNMENT PPTYS INCOME TRUST	COMMON STOCK	97,248
	GREEN MTN COFFEE ROASTERS	COMMON STOCK	82,643
	GREENHILL & CO INC	COMMON STOCK	54,726
	GUESS INC	COMMON STOCK	126,818
	HEALTHSOUTH CORP	COMMON STOCK	86,361
	HENRY JACK & ASSOC INC	COMMON STOCK	114,268
	HERCULES TECHNOLOGY GROWTH CAP INC	COMMON STOCK	126,910
	HHGREGG INC	COMMON STOCK	45,671
	HORACE MANN EDUCATORS CORP	COMMON STOCK	65,124
	HUB GROUP INC	COMMON STOCK	56,575
	INCYTE CORP	COMMON STOCK	46,699
	INFORMATICA CORP	COMMON STOCK	82,776
	ITC HLDGS CORP	COMMON STOCK	98,548
	JAKKS PAC INC	COMMON STOCK	85,270
	KAISER ALUM CORP	COMMON STOCK	55,099
	KEY ENERGY SVCS INC	COMMON STOCK	53,867
	KILROY RLTY CORP	COMMON STOCK	132,386
	KINETIC CONCEPTS INC	COMMON STOCK	56,119
	KNIGHT CAP GROUP INC	COMMON STOCK	92,945
	KNIGHT TRANSN INC	COMMON STOCK	73,720
	KRATON PERFORMANCE POLYMERS INC	COMMON STOCK	82,636
	KRONOS WORLDWIDE INC	COMMON STOCK	91,778
	LADISH INC	COMMON STOCK	69,026
	LAM RESH CORP	COMMON STOCK	140,324
	LASALLE HOTEL PPTYS	COMMON STOCK	139,920
	LIBBEY INC	COMMON STOCK	127,782
	LOUISIANA-PACIFIC CORP	COMMON STOCK	103,209
	LPL INVT HLDGS INC	COMMON STOCK	77,468
	MAGELLAN HLTH SVCS INC	COMMON STOCK	55,318
	MANPOWER INC	COMMON STOCK	99,788
	MARKETAXESS HLDGS INC	COMMON STOCK	49,944

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	MEDICIS PHARMACEUTICAL CORP	COMMON STOCK	106,088
	MEN’S WEARHOUSE INC	COMMON STOCK	62,450
	MENTOR GRAPHICS CORP	COMMON STOCK	155,760
	METROPCS COMMUNICATIONS INC	COMMON STOCK	85,126
	MF GLOBAL HLDGS LTD	COMMON STOCK	65,459
	MID-AMER APT CMNTYS INC	COMMON STOCK	151,106
	MINERALS TECHNOLOGIES INC	COMMON STOCK	90,920
	MSCI INC	COMMON STOCK	80,258
	NATIONAL PENN BANCSHARES INC	COMMON STOCK	144,139
	NATL FINL PARTNERS CORP	COMMON STOCK	60,568
	NATL FUEL GAS CO	COMMON STOCK	70,213
	NAVISTAR INTL CORP	COMMON STOCK	44,591
	NELNET INC	COMMON STOCK	138,113
	NETLOGIC MICROSYSTEMS INC	COMMON STOCK	79,467
	NORTHWESTERN CORP	COMMON STOCK	101,193
	NOVAGOLD RES INC	COMMON STOCK — ADR	86,191
	OASIS PETE INC	COMMON STOCK	94,649
	OMNIVISION TECHNOLOGIES INC	COMMON STOCK	116,367
	ONYX PHARMACEUTICALS INC	COMMON STOCK	64,891
	OWENS CORNING	COMMON STOCK	37,380
	PAR PHARMACEUTICAL COS INC	COMMON STOCK	112,449
	PAREXEL INTL CORP	COMMON STOCK	46,706
	PATRIOT COAL CORP	COMMON STOCK	51,137
	PETRO DEV CORP	COMMON STOCK	188,679
	PHARMASSET INC	COMMON STOCK	40,805
	PIER 1 IMPORTS INC	COMMON STOCK	127,365
	PLATINUM UNDERWRITERS HLDGS INC	COMMON STOCK	131,312
	PMC SIERRA INC	COMMON STOCK	43,208
	POLARIS INDS INC	COMMON STOCK	56,955
	PRIMERICA INC	COMMON STOCK	36,375
	PROASSURANCE CORP	COMMON STOCK	113,322
	PULTE HOMES INC	COMMON STOCK	60,558
	RACKSPACE HOSTING INC	COMMON STOCK	46,173
	RADIANT SYS INC	COMMON STOCK	32,878
	RC2 CORP	COMMON STOCK	73,583
	RIVERBED TECHNOLOGY INC	COMMON STOCK	113,951
	ROBBINS & MYERS INC	COMMON STOCK	108,771
	ROCK-TENN CO	COMMON STOCK	107,900
	ROCKWOOD HLDGS INC	COMMON STOCK	132,226
	RUBY TUESDAY INC	COMMON STOCK	117,932
	SALLY BEAUTY HLDGS INC	COMMON STOCK	149,950
	SAPIENT CORP	COMMON STOCK	58,927

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	SIGNATURE BK NY N Y	COMMON STOCK	195,000
	SOTHEBYS HLDGS INC	COMMON STOCK	49,950
	STERLING BANCSHARES INC	COMMON STOCK	138,856
	STILLWATER MNG CO	COMMON STOCK	86,254
	SUCCESSFACTORS INC	COMMON STOCK	116,709
	SUNSTONE HOTEL INVS INC	COMMON STOCK	72,930
	SUSQUEHANNA BANCSHARES INC	COMMON STOCK	73,858
	SVB FINL GROUP	COMMON STOCK	150,131
	TAL INTL GROUP INC	COMMON STOCK	142,002
	TALEO CORP	COMMON STOCK	83,503
	TANGER FACTORY OUTLET CTRS INC	COMMON STOCK	103,404
	TAUBMAN CTRS INC	COMMON STOCK	60,071
	TENNECO INC	COMMON STOCK	76,146
	TERADYNE INC	COMMON STOCK	171,148
	TEREX CORP	COMMON STOCK	89,395
	TEXAS ROADHOUSE INC	COMMON STOCK	97,354
	THOMPSON CREEK METALS CO INC	COMMON STOCK — ADR	68,154
	TIBCO SOFTWARE INC	COMMON STOCK	160,439
	TITAN INTL INC	COMMON STOCK	172,538
	TOWER GROUP INC	COMMON STOCK	88,251
	TRIUMPH GROUP INC	COMMON STOCK	147,526
	TRUE RELIGION APPAREL INC	COMMON STOCK	67,670
	TUTOR PERINI CORP	COMMON STOCK	46,032
	TW TELECOM INC	COMMON STOCK	54,560
	ULTA SALON COSMETICS & FRAGRANCE INC	COMMON STOCK	112,880
	UNITED CONTL HLDGS INC	COMMON STOCK	85,156
	UNITED NAT FOODS INC	COMMON STOCK	60,889
	UNVL HEALTH SERVICES INC	COMMON STOCK	100,734
	UTD THERAPEUTICS CORP DEL	COMMON STOCK	92,301
	VALEANT PHARMACEUTICALS INTERNATIONAL INC	COMMON STOCK — ADR	72,139
	VALUECLICK INC	COMMON STOCK	148,438
	VARIAN SEMI EQUIPTMENT ASSOCS INC	COMMON STOCK	108,581
	VERIFONE HLDGS INC	COMMON STOCK	112,595
	VIROPHARMA INC	COMMON STOCK	116,564
	VITAMIN SHOPPE INC	COMMON STOCK	58,870
	WA REAL ESTATE INVT TR	COMMON STOCK	96,379
	WABASH NATL CORP	COMMON STOCK	152,746
	WALTER ENERGY INC	COMMON STOCK	100,994
	WEBSTER FNCL CORP WATERBURY CONN	COMMON STOCK	133,960
	WESCO INTL INC	COMMON STOCK	127,776
	WESTERN ALLIANCE BANCORPORATION	COMMON STOCK	112,461

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment including maturity
		date, rate of interest, collateral, par or maturity	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value	value
	WMS INDS INC	COMMON STOCK	88,218
	WOODWARD GOVERNOR CO	COMMON STOCK	146,860

	SUBTOTAL		$348,337,471

	GUARANTEED INVESTMENT CONTRACTS
	METROPOLITAN	CONTRACT #31832 INTEREST RATE 5.700%	$12,754,398

	SUBTOTAL		$12,754,398

	MUTUAL FUND
	THE ADVISORS’ INNER CIRCLE	LSV VALUE EQUITY FUND	$46,451,896
	LOOMIS SAYLES	FIXED INCOME FUND	50,471,682
	PIMCO	TOTAL RETURN FUND	124,289,139
	T ROWE PRICE	LARGE CAP GROWTH FUND	51,685,677
	TEMPLETON INVESTMENTS	INSTITUTIONAL FOREIGN EQUITY SERIES	35,710,678
	VANGUARD	TARGET RETIREMENT FUND 2005	4,607,833
	VANGUARD	TARGET RETIREMENT FUND 2010	3,870,583
	VANGUARD	TARGET RETIREMENT FUND 2015	22,266,655
	VANGUARD	TARGET RETIREMENT FUND 2020	8,336,744
	VANGUARD	TARGET RETIREMENT FUND 2025	32,718,888
	VANGUARD	TARGET RETIREMENT FUND 2030	6,286,056
	VANGUARD	TARGET RETIREMENT FUND 2035	40,939,846
	VANGUARD	TARGET RETIREMENT FUND 2040	10,194,157
	VANGUARD	TARGET RETIREMENT FUND 2045	36,887,536
	VANGUARD	TARGET RETIREMENT FUND 2050	10,779,413
	VANGUARD	TARGET RETIREMENT INCOME FUND	5,981,124

	SUBTOTAL		$491,477,907

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,479,195,163

*	PARTICIPANT LOANS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES BETWEEN
		4.25% — 9.25% WITH VARIOUS MATURITIES	$39,484,978

*	PARTY-IN-INTEREST
HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN
By	/s/ Marc Kilbride
(Marc Kilbride, Chairman of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)

June 15, 2011